Filed by Olin Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

The following transcript is being filed in connection with the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”):

Conference Call with Investors on June 16, 2026

Corporate Speakers:

•	Steve Keenan; Olin Corporation; Director of Investor Relations

•	Kenneth Lane; Olin Corporation; President, Chief Executive Officer

•	Peter Huntsman; Huntsman Corporation; Chairman, President, Chief Executive Officer

•	Philip Lister; Huntsman Corporation; Executive Vice President, Chief Financial Officer

Participants:

•	Joshua Spector; UBS; Analyst

•	Emily Fusco; Deutsche Bank; Analyst

•	Frank Mitsch; Fermium Research; Analyst

•	Kevin McCarthy; Vertical Research Partners; Analyst

•	Jeffrey Zekauskas; JPMorgan; Analyst

•	Hassan Ahmed; Alembic Global Advisors; Analyst

•	Laurence Alexander; Jefferies; Analyst

•	Michael Harrison; Seaport Research Partners; Analyst

•	Matthew Blair; Tudor, Pickering, Holt & Co.; Analyst

•	Patrick Fischer; Goldman Sachs Group, Inc.; Analyst

•	John Roberts; Mizuho; Analyst

•	Bhavesh Lodaya; BMO Capital Markets Equity Research; Analyst

PRESENTATION

Operator^ Welcome to the Conference Call and Webcast to Discuss the Combination of Olin Corporation and Huntsman Corporation. (Operator Instructions)

I would now like to turn the call over to Steve Keenan, Director of Investor Relations at Olin. Sir, please begin.

Steve Keenan^ Thanks, [Chelsea]. Welcome, everyone. I’m joined on the call today by Ken Lane, President and Chief Executive Officer of Olin, and Peter Huntsman, Chairman, President and Chief Executive Officer of Huntsman. Todd Slater, Olin’s Senior Vice President and Chief Financial Officer, and Phil Lister, Huntsman’s Executive Vice President and Chief Financial Officer, will participate in the Q&A portion of today’s call.

Before we begin, I’d like to remind everyone that today’s discussion regarding Olin and Huntsman includes forward-looking statements including expectations regarding the proposed transaction. These statements are subject to risks and uncertainties and we encourage you to review our related SEC filings for more detail.

I would now like to turn the call over to Ken.

Kenneth Lane^ Thank you, Steve. And good morning, everyone. I appreciate you joining us. Today is a momentous one for Olin and Huntsman, two storied American companies with a shared commitment to safety, integrity, operational excellence and serving customers around the world, all while creating value for our shareholders.

The all-stock merger of equals we announced this morning will create a greater than $12 billion chemicals leader with a strong North American anchor and complementary European and Asian portfolios. By integrating Olin’s strong upstream manufacturing and feedstock position with Huntsman’s differentiated downstream capabilities, we will have a world-scale, vertically integrated platform that is better positioned to serve customers and deliver resilient financial performance. The combined portfolio also creates tangible integration opportunities across key value chains, supporting a lower cost position through the cycle.

These strategic tailwinds are paired with more than $400 million of cost synergies and integration benefits. The combined business will have strong cash flow to support disciplined capital allocation, including near-term deleveraging, returning capital to shareholders, and investing in high-return growth projects.

I’ve spent my career in chemicals across both commodity and downstream businesses, including running a global polyurethanes business. I understand how to get the best out of these businesses; in many respects, that means running them as complementary but separate, and I’m confident we can do that while also delivering on the benefits of this transaction.

Olin’s stated strategy is to focus on strengthening our core businesses, maximizing value and expanding into higher value applications where we can achieve attractive returns through innovation and operational improvements. This transaction hits those marks. Further, as Olin Huntsman will be led by a team with the right experience and shared foundational values to ensure we are capturing all the opportunities available to us.

I’d now like to turn it over to Peter Huntsman to walk through the transaction structure and combined platform in greater detail. But before I do, I’ll take a moment to recognize Olin’s dedicated employees whose commitment and focus has made today’s milestone possible. I’m very proud to be part of the Olin team.

I’d also like to acknowledge Peter and his team. As you might expect, over the course of reaching this agreement, Peter and I have spent a good deal of time together. It’s been clear what a world-class team Huntsman also has, with great expertise, and most importantly, truly held values that we at Olin share.

Peter, I’m looking forward to working with you and the other directors of the Board. I know OlinHuntsman is going to do great things.

Peter Huntsman^ Ken, thank you very much. Good morning, everyone. Thank you for taking the time to join us. It is an honor to be here today, and I echo Ken’s enthusiasm for the opportunities ahead. As our industry continues to globalize, we compete more today against countries than companies, trade policies and global supply chains more than ever before. The opportunities this merger creates enables us to generate greater value for our shareholders, delivers exceptional services and products for our customers, and provide greater opportunities and stabilities for our associates.

This merger of equals takes two great companies and creates a much stronger global leader. So let me provide some further detail. Let’s turn to Slide 5. We have structured this combination as an all-stock merger of equals which we believe capitalizes on the strength of both companies and presents the best value-creation opportunities for both sets of shareholders. Under the terms of the agreement, Huntsman shareholders will receive 0.5476 shares of Olin for each Huntsman share they own, resulting in Olin shareholders owning approximately 54.5% and Huntsman shareholders owning approximately 45.5% of the combined company. The combined company will be named OlinHuntsman Corporation and will be headquartered in Woodlands, Texas.

As Ken mentioned, we have identified more than $400 million of cost synergies and integration benefits. Our respective teams have spent a great deal of time together identifying and validating these synergies, and Ken will provide greater detail on how we will achieve them later in this presentation.

The transaction is expected to close in the first half of 2027, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions including approval from both Olin and Huntsman shareholders. Following the close, I will serve as Non-Exec Chairman of the Board of Directors, and Ken will assume the role of Chief Executive Officer. Phil Lister will serve as Chief Financial Officer and Todd Slater will serve as the Chief Integration Officer.

Let’s turn to Slide 6. Let me spend a moment on the scale and benefits of the combined company. Using 2025 reported financials on a pro forma basis, the combined company would have generated approximately $12.5 billion in revenue and approximately $1.3 billion of adjusted EBITDA including expected cost synergies. We will be anchored in cost advantage in North American assets and feedstocks with integrated portfolios that create multiple channels for improved economics and value creation across a broad range of attractive end markets. We also have identified opportunities in Europe that capitalize on our integration and downstream capabilities.

With Huntsman’s relationships in these global end markets we have a unique opportunity to deliver for our customers more profitably by leveraging Olin assets to improve efficiency across the value chain.

We can turn to Slide 7. Our industry has changed a lot over the last 5 years. Cost position, reliability and integration matters more than ever. That is why I believe this type of integration is essential to driving optionality and higher profitability now and into the future. You see on Slide 7, Olin brings advantaged upstream leadership including an efficient cost position from U.S. Gulf Coast economics and world-scale chemical assets. Huntsman brings downstream application expertise including leading positions in MDI and polyurethane systems, amines [lake and high dried] and advanced materials, supported by deep end-market customer relationships. Put simply, we believe this combination will drive value creation for our shareholders and unlock greater profitability.

So looking at Slide 8, there is a clear indication of how integration creates value for both companies across several key value chains. The combination brings together selected Olin and Huntsman capabilities across electrochemical units topolyurethanes, electrochemical units, to amines and to epoxies.

Olin is strong at the front end of the value chain with the ability to make chlorine and caustic soda safely, reliably, and at world scale. Huntsman is strong downstream, particularly in polyurethanes, [amines] advanced materials and formulation driven applications by combining these capabilities we create more reliability and better integrated supply chains capable of generating greater value to shareholders and customers. For example, today Olin has several existing outlets for chlorine including vinyls, epoxy, water treatment, chlorinated organics, merchant chlorine and hydrochloric acid.

Through the combination, OlinHuntsman will have additional outlets across polyurethanes, amines, and advanced materials broadening participation across the value chain. It also creates a vertically integrated U.S. MDI producer. Starting in 2031 as current supply contracts expire, we expect to add an additional $100 million or more of incremental synergies. The result is a more closely integrated set of chlorine-linked value chains that benefits both businesses and positions the combined company for future downstream opportunities across high-growth end markets.

Before turning our concluding comments back to Ken, I’d like to comment that from the first meeting nearly four months ago, we have both seen this as a merger of opportunities where the sum of the parts create greater benefits than both companies remaining separate. I have found in Ken a leader that shares a vision and the capability to create greater value and opportunity in this merger.

Ken?

Kenneth Lane^ Thank you, Peter. The expected cost synergies and integration benefits from this combination are significant and actionable. The companies have identified more than $400 million of value with clear line of sight. Of that, we see $300 million of synergies, with much of that achieved in the first 24 months following close.

These synergies are expected to come from several areas including purchasing and raw materials integration, optimization of operations, and SG&A savings. As we’ve said, we also expect to capture more value internally with more than $100 million of additional raw material integration benefits in 2031 due to expiring contracts and Olin stepping in to fill supply. We expect the cost to achieve these synergies to be approximately $150 million to $200 million.

In addition, OlinHuntsman is expected to benefit from approximately $125 million of cash tax benefits from acceleration of tax NOLs which is not included in the synergy figure. Both Olin and Huntsman have executed complex integrations, before including the [Dow Flooring Products] business where Olin delivered more synergies than originally announced, and Huntsman’s track record of integrating multiple acquisitions of different sizes and complexity over the years. We’ll bring that same discipline and accountability to this combination.

OlinHuntsman is expected to have improved profitability and cash flow through the cycle. As we mentioned earlier, despite a challenging market backdrop on a 2025 pro forma basis, OlinHuntsman would have generated over $900 million of adjusted EBITDA. When including the expected synergies of $400 million, the combined company would have generated approximately $1.3 billion of adjusted EBITDA.

Looking across the 2021 to 2025 period on a pro forma basis, OlinHuntsman would have generated approximately $2.7 billion of average adjusted EBITDA, including the $400 million of synergies. We believe this shows the capability of the combined company to deliver compelling profitability, substantial free cash flow, and importantly, greater resilience across varying operating environments.

On the following slide, we provide some more detail on the pro forma financial profile of the business. We expect to have a healthy balance sheet with an evenly weighted maturity profile, no bond maturities before 2029, and an attractive blended cost of debt of approximately 5%. Pro forma year-end 2025 net leverage would have been 4.6x or approximately 3.2x with full synergy implementation. And as mentioned earlier, one of our initial priorities for our free cash flow will be to deleverage.

Beyond deleveraging, our cash flow will be an engine of shareholder value creation. First, maintenance capital. We expect to invest approximately $400 million per year on a combined basis to ensure safe and reliable operations. Second, the dividend. We expect to continue a stable dividend policy supported by resilient through-cycle cash flows of the combined company. And with excess cash, we’ll prioritize returning cash to shareholders and pursuing growth projects that meet a high return threshold.

To summarize, this combination is a compelling opportunity for both sets of shareholders today and into the future. Together, Olin and Huntsman will create a greater than $12 billion North American chemicals leader that will better serve customers across diverse and growing end markets.

The combination creates a vertically integrated platform with a structurally lower cost position. We’ll approach integration with discipline including how we segment and manage the combined company so that integrated manufacturing and downstream businesses can each succeed. OlinHuntsman will benefit from a highly experienced management team with a shared focus on value creation. This strategic combination creates greater resilience, stronger cash generation and a balance sheet that will open multiple avenues for creating value for our shareholders.

With that, [Chelsea], we’re now ready to take questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question will come from Josh Spector with UBS.

Joshua Spector^ I guess I wanted to ask more on the Huntsman side specifically. I mean it seems like doing this integration here, I mean, a lot of what Huntsman has been doing over the last decade has been shedding more of the commodity operations, kind of trying to focus more downstream. This seems like a step backwards in that regard. Obviously, the cost savings are large and clearly a big driver here. But just curious strategically kind of why go this route now with the business versus what the strategy has been over the last 5, 10 years?

Peter Huntsman^ Josh, excellent question. Look, as we look at our advanced materials and our ability to move further downstream, I see nothing in this merger that would in any way prohibit that. As matter of fact, I see it as a great opportunity that this will be an entity that will create even greater cash, create greater opportunity with a very resilient supply chain and a very competitive one at that.

As I look at our competitors and the changing landscape around the world, the value that many of the people that we compete with today are integrated, whether it’s in coal in China or in the Middle East with some sort of subsidized or government rationed gas or energy or even in the United States, being able to have a North American gas advantage.

I look at all those regions around the world where we presently compete, we’ll be in a more competitive position. We’ll be in a company that is generating greater cash, has a stronger balance sheet. If anything, we’ll have a greater opportunity to focus on those downstream applications. So I see this as really a win-win on that strategy to keep us competitive.

Operator^ Our next question will come from David Begleiter with Deutsche Bank.

Emily Fusco^ This is Emily Fusco, on for Dave Begleiter. I was just wondering if you could maybe — for the $75 million purchasing economics, if there’s any overlap on savings or just any color there?

Kenneth Lane^ Emily, this is Ken. Listen, that $75 million is what we generate when we look at the joint purchases or the purchases that we do as independent companies and you bring us together and you look at the price leverage that we’ll have, we’ll be reducing supplier bases. Those are pretty standard. So we feel highly confident about achieving that $75 million.

Peter Huntsman^ I would just note, Emily, that as we look at that $75 million, we’ve had our purchasing groups that have been able to interact and be able to pick, I wouldn’t say that just the low-hanging fruit. But as you get these teams together, as you get better integrated, as you get operating and looking at the number of warehouses and transportation, logistics, all those areas that fall under purchasing, both Ken and I feel that these synergies are imminently doable. And if anything, once we get digging deeper, we think that there’ll be even greater opportunity.

Operator^ Our next question will come from Frank Mitsch with Fermium Research.

Frank Mitsch^ A question for both Ken and Peter. Peter, you mentioned that you started in detail this combination four months ago. I’m curious from both of you as to what other options were considered and why was this one the best. And also if you can enlighten us, is there a termination fee involved in this transaction?

Kenneth Lane^ Good morning, Frank, thanks for joining us.

So listen, as you can imagine, you know at least for Olin, we had an Investor Day back at the end of 2024. And obviously, when you go through and you do corporate strategy work, you look at other options. This is a clear strategic combination sense. It’s extremely compelling when you just look at the value chains where we participate and Huntsman participates, very, very complementary.

So we always view this as one of the top of our priorities, and I still feel that way today. So we just were able to validate that over the last few months when we got our teams together that the amount of value that this creates is very significant.

And as I said in the prepared remarks, frankly, I do expect that we’re going to be able to do this fairly quickly. So if you look within two years, we will have achieved the majority of the $300 million. And then there’ll be another $100 million that we get in 2031. That is a lot of shareholder value that we’re going to be creating with this combination. And if you just capitalize those synergies, it’s equivalent to about $2.5 billion to $3 billion. So it’s a big number.

Peter Huntsman^ Frank, Peter here. I think that I’m not sure there’s another company in our industry that has gone through more large-scale potential transactions, divestitures, possible mergers, even outright sales.

As I’ve said multiple times on earnings calls and in public audiences, I think that it’s one of our first obligations as a company is to be able to look at our portfolio and to be able to ask some very serious questions about how that — how that portfolio is best situated to create shareholder value.

As I look at this merger of equals, I look at the synergies, I look at management, I look at the supply chains, this touches all three of our divisions. This isn’t just an area that we’re going to be bolstering epoxies and polyurethanes. Every one of our divisions, the chlor-alkali chain is absolutely vital to our competitiveness, being able to have a competitive, a resilient and a global leader like Olin, being able to complement those downstream businesses.

This is — I think it’s just a — with all the opportunities that have been before us for years, this is really an ideal match for our company.

Operator^ Our next question will come from Kevin McCarthy with Vertical Research Partners.

Kevin McCarthy^ Two questions. On the synergy side, you have an additional $100 million of procurement savings in 2031. So I was wondering if you could comment on why those particular savings would take longer to extract or whether or not there are any contractual constraints at work there?

And then second, maybe for Ken, does this change strategic options as it relates to Winchester at all, things like scale or tax angles associated with a theoretical separation there? I appreciate any thoughts on that subject.

Kenneth Lane^ Absolutely. Thank you, Kevin.

So listen, I’ll start off with the easy one first. Yes, that $100 million in 2031 is a synergy that is really related to timing of current contracts that will be expiring and then Olin will step in and begin supplying that. So that is a very easy one. That is a benefit that will happen. It’s just a matter of time, and it will be a very good fit with our portfolio.

To your second question, Winchester is going to continue to be a very important part of our portfolio. It’s going to continue to be run as a key business within OlinHuntsman. The strategy that we rolled out at the Investor Day at the end of 2024, where we said we were going to focus on growing our defense business and continuing to get a lot of value for the leading brand in the industry, that holds true. We see a lot of great things ahead for Winchester and nothing changes with that related to this combination.

Operator^ Our next question will come from Jeff Zekauskas with JPMorgan.

Jeffrey Zekauskas^ What are the cash costs of achieving the synergies? And for Peter, Huntsman may have had the possibility of combining with an MDI producer. Why was it better over a longer period of time to not wait and look for an MDI opportunity rather than to merge in more of a diversification transaction?

Peter Huntsman^ Jeff, excellent question. I think that as we look at the MDI industry, I think that you’re probably limited to some degree with various antitrust issues on a global basis. But more importantly than just MDI, which is certainly an important part of our company, but it is certainly not the entirety of our company. And as we look at a transaction that is going to impact our downstream advanced materials, our amines, our MDI, really across the entire supply chain, this has a much greater impact on that than I think just adding more MDI tonnage, being able to have a very competitive North American cost advantage, being able to have integration opportunity in Europe.

And I think that as we look at the growing markets in Asia for both companies, we see opportunities there to leverage existing contracts, existing customer relationships and so forth.

So yes, I think there probably would be a space there for an expansion in MDI. But as I look across the board, again, across what is going to have the greatest impact for creating shareholder value across the board, this would have a much greater impact.

Kenneth Lane^ And then Jeff, related to the cash cost of the synergies, that is $150 million to $200 million is what we’re estimating. And one thing that I want to point out as well is this is very consistent with the strategy that we’ve been laying out in terms of optionality for our ECUs. And by doing this as a merger of equals, this doesn’t take anything off the table.

So the options that we had before still remain. And I think as a combined company, they’re going to be even — as a stronger company when we’re combined, those options are going to look even more attractive.

Operator^ Our next question will come from Hassan Ahmed with Alembic Global Advisors.

Hassan Ahmed^ I guess you guys mentioned that Winchester will continue to remain a core part of the portfolio. Now as you guys get more diversified in chemicals, I’m just trying to sort of understand if there are other portfolio management opportunities as well.

Peter, historically, you talked about growing the Advanced Materials business. But now obviously, having more in the portfolio, I mean, could that be a divestiture candidate amongst others?

Peter Huntsman^ No, I personally don’t see that as a divestiture candidate. I do see it as a continued platform for growth, both on the short-term and on the longer-term basis. And as you think about supply chain, the resiliency, the uniqueness of this combination, being able to start with sodium chloride with the salt molecule, take that all the way down, really uninterrupted to the wing of a Boeing or Airbus jetliner.

I mean, to be able to have that integration and to be able to look at the opportunities that exist within that chemistry along that entire — not just on the end, but also at the beginning of that chemistry, the efficiencies and so forth, the relationships that can be built, I think, is terrific.

So no, I don’t see that as a divestiture candidate. If anything, I see it as a core component to future organic growth.

Operator^ Our next question will come from Laurence Alexander with Jefferies.

Laurence Alexander^ It sounds as if you have significant strategic optionality in both the sort of ammunition defense and the epoxies and the MDI potentially. So how are you thinking about your balance sheet for the pro forma entity? Like how much would you be willing to flex the balance sheet for an acquisition? How would you think about an appropriate mid-cycle balance sheet target for the pro forma entity?

Kenneth Lane^ Laurence, thank you for joining us.

So listen, obviously, we’re going to be doing a lot of work between now and closing to get ready for day one, and there’ll be a lot of work and thinking that we’ve got to do around strategy for OlinHuntsman.

We, as I said just a minute ago, by structuring this as a merger of equals, we haven’t really taken any options off the table. And now we’ve got to get together as OlinHuntsman and figure out where we want to go next.

But as we said in the prepared remarks, capital allocation, the priorities will continue to be: first, investing in our assets for safety and reliability, maintaining a stable dividend. And then excess cash is going to go towards deleveraging initially. That’s got to be a priority for us in the short term.

But beyond that, we’re not ready to talk about any other strategic options, but we’re extremely excited about what the future holds.

Peter Huntsman^ Yes. I would just reemphasize what Ken said about that capital discipline. I think this is something where we are of one mind. As the only thing that I see that is at all problematic with this merger is I wish it would have happened a year ago. Had we been in these challenging times that we’re in today as an industry and this merger had already taken place a year or two ago, the combined entity from a cash, from a balance sheet, from a resiliency point of view would be that much greater value.

And we — I think I can speak for both of us saying that we’re in these sort of market conditions, balance sheet strength and deleveraging is going to be a very key and fundamental.

I hope that the time comes and we can — we’re generating the cash and so forth, and we have some great discussions internally as to where that cash should be deployed in other areas. But right now, particularly during these times, our focus is clear.

Operator^ Our next question will come from Mike Harrison with Seaport Research Partners.

Michael Harrison^ Can you hear me okay?

Kenneth Lane^ We can.

Michael Harrison^ Perfect. I’m just curious from a revenue growth perspective, are there any end markets or geographic positions or maybe specific customers where Olin might be able to realize some cross-selling or other revenue synergies by leveraging Huntsman? And to the extent that you see some revenue synergy opportunities out there, how should we think about the timing of realizing some of those synergies?

Kenneth Lane^ Good morning, Mike. Listen, one thing I want to be really clear about is we have not included any revenue synergies in these numbers. That doesn’t mean that we don’t see opportunities. We see a lot of opportunity, especially in the epoxy space for us to be able to leverage the downstream business that Huntsman has with their channels, but also with the current Olin know-how and backward integration.

So bringing those two together is going to create a more competitive business that will allow us to be able to compete in some industries that maybe one of us weren’t able to previously, and now we’re going to be able to do that.

So there’s a lot of opportunities that are still to come. I’m extremely optimistic that we will be able to grow not only current market positions, but enter new markets that maybe we haven’t been able to position that we’re going to have.

So stay tuned. Again, there’s a lot more to come, but we have not included any of those revenue synergies so far in the valuation.

Operator^ Our next question comes from Matthew Blair with Tudor, Pickering.

Matthew Blair^ You highlighted the opportunities for cost cuts and integration benefits from the deal. I wanted to ask about valuation. So these two companies tend to trade at pretty different multiples. I’m showing over the past three years that Huntsman has traded at an average forward consensus EBITDA multiple of nearly 10 times, Olin is around 6.6 times.

So my question is, as you’re doing this analysis, where did you assume that NewCo would trade? And is it a blended multiple? Or is there a risk here that NewCo would trade at lower than the blended multiple that might be closer to the Olin multiple?

Peter Huntsman^ I think — Matthew, I think the market is going to have to determine that. When I look at the overall size, resiliency, again, I don’t want to get too much in the weeds there on the multiple. Multiples have a lot to do with where you are in the cycle at any given point. And if you’re at the bottom of the cycle, you typically have a higher multiple. And this is — as you’re at the top of the cycle, you’re probably going to have a lower multiple.

So I think that as we look at this rather than trying to get a multiple that’s exactly right between the two, the market will determine. If you have a more resilient company, if you have opportunities for growth, further synergies, further organic growth efficiencies through your supply chain, as these things all come together, and you see a stronger balance sheet is emerging, all of these things, I think, will have a factor into what your multiple is. And that probably will be different than what Olin is today or what Huntsman is today. It will be what OlinHuntsman is going to be.

Kenneth Lane^ Absolutely. And Matthew, just to reinforce, $2.5 billion to $3 billion of capitalized synergies is what our focus has been on and will continue to be on.

Operator^ Our next question comes from Duffy Fischer with Goldman Sachs.

Patrick Fischer^ Two questions. First one is just on a notional basis, how much does this integrate your ECU? So if you basically sold everything from Olin to Huntsman, how many ECUs would you consume in doing that? Again, the exact number, but just roughly what is the integration?

And then second, on the shares outstanding, if we just use your ratio in the 173 million from the last quarter, that would be about 97 — I’m sorry, 94.7 million shares. Is that the right number? Or would there be some change of control stuff that there will actually be more shares involved with the conversion?

Kenneth Lane^ Duffy, I’ll take the first question, and then I’ll ask Phil to comment on your second one.

I mean, listen, as you know, Olin is the largest chlor-alkali producer. So this is a meaningful amount of integration for our ECUs. But as you know, we don’t operate our assets fully loaded today in the trough that we’re in.

So yes, this is a great synergy, a great benefit for us as a combined company. But the optionality for our ECUs that we talked about at the end of 2024 are still intact. And so we’re really excited about what we see here probably as much from a downstream perspective as we do from an upstream.

So it’s meaningful for us, but we still have got the largest footprint in chlor-alkali.

Philip Lister^ Duffy, on the share count, the way the merger of equals will work is that you use a fully diluted share count. And for Huntsman today, that’s approximately 178 million shares. If you do the math on that with the exchange ratio that you quoted, you’ll end up with 97 million shares ultimately at conversion.

Operator^ Our next question will come from John Roberts with Mizuho.

John Roberts^ Is the acceleration just the expectation of higher earnings post-merger? Or is there something beyond that, that you’re expecting?

Philip Lister^ Yes, John. So if you look at the merger and bringing both Huntsman and Olin together and you look at the NOLs that Huntsman has, there’s a clear opportunity to utilize those, particularly given the strength of Olin and particularly given the strength of Olin in the United States, we would see a clear acceleration from bringing those two operations together.

Operator^ Our last question will come from Bhavesh Lodaya with BMO Capital Markets.

Bhavesh Lodaya^ Maybe a follow-up question on the balance sheet leverage. Do you see synergies as the primary way to delever the combined entity here? And then presumably with some initial thoughts around the merger synergies generation, how should we think about the free cash flow profile in the initial years?

Kenneth Lane^ So let me start, and then I’ll let Phil comment as well.

I mean, listen, both the synergies and excess cash are going to be used to initially delever. I wouldn’t say that one is primary over the other. We’re going to work as hard as we can to realize the synergies as fast as we can.

Todd Slater, I can promise you, is absolutely committed to doing that as quickly as possible. And as we realize that and our earnings expand and our cash flow expands, we’ll be allocating some of that cash to delever.

But Phil, what would you add to that?

Philip Lister^ Yes. If you look at the free cash flow delivery and just look back to 2025, a large focus from both teams on cash management. And you look at the metrics around operating cash flow conversion, look at free cash flow conversion, those have been pretty high for the company. That will remain as we go forward. It will be a stronger financial profile as a result of the delivery of those synergies, and that will fall through to the free cash flow line. So we see a stronger free cash flow conversion as we move forward.

Operator^ There are no further questions in the queue at this time. So I’d like to turn the floor back over to Ken Lane, CEO of Olin, for any closing remarks.

Kenneth Lane^ Thank you, Chelsea. We’re very excited about our future as OlinHuntsman and the value we’ll create. We look forward to continuing to engage with all of you as we progress toward closing the transaction. In the meantime, both Olin and Huntsman will continue to operate as two separate and independent companies.

Our highly experienced management teams and thousands of associates and teammates around the world will continue to focus on safely and reliably serving our customers. We’re grateful for all that they do each day to make Olin and Huntsman the incredible companies they are. Thank you all for joining us this morning.

Operator^ This concludes today’s conference call. Please disconnect your line at this time, and have a wonderful day.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March  20, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June  3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e)

availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.